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                                 [LETTERHEAD]

                                          November 3, 2004

                         Re: Celanese Corporation--Registration Statement ON FORM S-1, FILED ON NOVEMBER 3, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20549

Ladies and Gentlemen:

      On behalf of Celanese Corporation, a Delaware corporation (the "Company"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the Company's proposed public offering of its common stock.

      The filing fee in the amount of $95,025 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission's account on November 2, 2004.

      Please note that the financial, business and other disclosure in the Company's Registration Statement on Form S-1 is based on disclosure contained in Amendment No. 1 to the Registration Statement on Form S-4 of the Company's wholly owned subsidiaries, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Holdings Ltd. 2 (File No. 333-117387) (the "S-4"), which was filed with the Securities and Exchange Commission (the "SEC") on September 10, 2004. We note that the S-4 is being reviewed primarily by Pamela Long, Franklin Green and Marie Trimeloni of the SEC's staff. Further, the S-1 reflects all comments and responses which have been agreed to between the Staff and the S-4 registrants as set forth in the Staff's comment letters dated August 13, 2004 and October 4, 2004 as well as related and other disclosure contained in informal submissions sent to Ms. Long and Mr. Green on October 22, 2004 in connection with their review of the S-4.

      Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-3189; fax: 212-455-2502) or Igor Fert (phone: 212-455-2255; fax: 212-455-2502).

                                         Very truly yours,

                                         /s/ Edward P. Tolley III
                                         ------------------------
                                         Edward P. Tolley III
Enclosures